UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number:001-41656

Jayud Global Logistics Limited

(Exact name of registrant as specified in its charter)

Building 3, No. 7 Gangqiao Road,

Li Lang Community, Nanwan Street,

Longgang District, Shenzhen,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Termination of Acquisition of Qingdao Oranda Supply Chain Management Co., Ltd.

On January 23, 2024, Jayud Global Logistics Limited (“Jayud” or the “Company”) announced that Shenzhen Jayud Logistics Technology Co., Ltd., a wholly-owned subsidiary of Jayud in China, entered into an equity purchase agreement dated January 18, 2024 (the “Agreement”) to acquire 51% of the equity interests in in Qingdao Oranda Supply Chain Management Co., Ltd.

On October 10, 2024, the parties agreed to terminate the Agreement, and the 51% equity interests acquired will be returned to the original owner or their designees. No consideration was given to the original owner pursuant to the Agreement and all parties will be relieved of their obligations under the Agreement as a result of the termination.

This Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3, as amended (File No. 333- 280010).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2024

Jayud Global Logistics Limited

	By:	/s/ Xiaogang Geng
	Name:	Xiaogang Geng
	Title:	Chief Executive Officer

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